Exhibit 99.1

9 August 2022

PureTech Health plc

PureTech To Receive up to Approximately $115.4 Million from Sale of a Portion of Founded Entity Shares

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a biotherapeutics company dedicated to changing the treatment paradigm for patients with devastating diseases, today announces that it has raised aggregate proceeds of up to approximately $115.4 million, net of transaction fees, through the sale of shares of its Founded Entity, Karuna Therapeutics (“Karuna,” Nasdaq: KRTX), comprising a sale of 125,000 Karuna shares in on-market transactions and expected completion of call options covering up to 477,100 Karuna shares (collectively, the “Transaction”). PureTech intends to use the proceeds from the Transaction to further the advancement and growth of the Company and will update its cash runway guidance in its half-yearly results for the six months ended June 30, 2022, to be announced on August 25, 2022.

Following the Transaction and presuming the exercise of all call options written by the Company, PureTech will have generated an aggregate total of approximately $681.1 million in sales of Karuna equity since Karuna’s initial public offering. PureTech will continue to hold 1,054,464 shares of Karuna common stock, which is equal to approximately 3.5% of Karuna’s outstanding shares as of August 3, 2022, with a market value of approximately $254.3 million as of market close on August 8, 2022.

Additionally, as the founder of Karuna and co-inventor of the KarXT program, PureTech also has a right to royalty payments of 3% of net sales of any commercialized product as well as 20% of sublicense income covered by the license agreement. The license agreement covers the KarXT program in key territories including the United States, European Union, and Japan. PureTech is also eligible to receive certain milestone payments upon the achievement of regulatory approvals.

The Transaction constitutes a class 2 transaction for the purposes of the UK Financial Conduct Authority’s Listing Rules.

About Karuna Therapeutics

Karuna Therapeutics is a clinical-stage biopharmaceutical company driven to create and deliver transformative medicines for people living with psychiatric and neurological conditions. For more information, please visit www.karunatx.com.

About PureTech Health

PureTech is a biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicine and changing the treatment paradigm for devastating diseases. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders.

This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Annual Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact, including those related to the Company’s intentions as to the use of the proceeds from the Transaction and those related to royalties and other potential payments due to the Company, should be considered forward-looking statements. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Sarkis

+1 774 278 8273

nichole@tenbridgecommunications.com